Exhibit 99.1

ASX, Nasdaq and Media Release

December 12, 2022

Opthea Announce MST Access Hosted Conference Call with Professor Jason S. Slakter, MD

Melbourne, Australia; 12 December, 2022 – Opthea Limited (ASX:OPT; NASDAQ:OPT), a clinical stage biopharmaceutical company developing novel therapies to treat highly prevalent and progressive retinal diseases, announce that MST Access will host an “Ask the Expert” conference call with Professor Jason S. Slakter, M.D. on Tuesday 13th December 6:30pm – 7:30pm EST USA (Wednesday 14thDecember 10:30am – 11:30am AEDT).

Prof Slakter is a board certified Retinal and Macular Disease Specialist, Clinical Professor of Ophthalmology at New York University School of Medicine, and partner of Vitreous Retina Macula Consultants of New York. Prof Slakter will present an overview of Opthea’s Phase 2b and Phase 3 clinical trial program followed by a Question and Answer session on the current management of wet AMD patients and the potential role of OPT-302 within the treatment landscape.

Participants are invited to submit questions prior to the conference call via chloe.lam@mstfinancial.com.au. To register, please email chloe.Iam@mstfinancial.com.au for the virtual meeting which will be held via Zoom.

About Opthea Limited

Opthea (ASX:OPT; Nasdaq:OPT) is a biopharmaceutical company developing novel therapies to address the unmet need in the treatment of highly prevalent and progressive retinal diseases, including wet age-related macular degeneration (wet AMD) and diabetic macular edema (DME). Opthea’s lead product candidate OPT-302 is in pivotal Phase 3 clinical trials and being developed for use in combination with anti-VEGF-A monotherapies to achieve broader inhibition of the VEGF family, with the goal of improving overall efficacy and demonstrating superior vision gains over that which can be achieved by inhibiting VEGF-A alone.

Inherent risks of Investment in Biotechnology Companies

There are a number of inherent risks associated with the development of pharmaceutical products to a marketable stage. The lengthy clinical trial process is designed to assess the safety and efficacy of a drug prior to commercialization and a significant proportion of drugs fail one or both of these criteria. Other risks include uncertainty of patent protection and proprietary rights, whether patent applications and issued patents will offer adequate protection to enable product development, the obtaining of necessary drug regulatory authority approvals and difficulties caused by the rapid advancements in technology. Companies such as Opthea are dependent on the success of their research and development projects and on the ability to attract funding to support these activities. Investment in research and development projects cannot be assessed on the same fundamentals as trading and manufacturing enterprises. Therefore, investment in companies specializing in drug development must be regarded as highly speculative. Opthea strongly recommends that professional investment advice be sought prior to such investments.

Company & Media Enquiries:	Join our email database to receive program updates:

U.S.A. & International:

Timothy E Morris CFO

Opthea Limited

Tel: +1 650-400-6874

Australia:

Rudi Michelson

Monsoon Communications

Tel: +61 (0) 3 9620 3333

Media:

Hershel Berry

Blueprint Life Science Group

Tel: +1 415 505 3749

hberry@bplifescience.com

Tel: +61 (0) 3 9826 0399 Email: info@opthea.com Web: www.opthea.com